Mail Stop 3561

May 18, 2009

Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056

> **Re: Spectra Energy Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-33007**

Dear Mr. Ebel:

     We have reviewed your letter dated April 29, 2009 and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Corp

Item 8. Financial Statements and Supplementary Data, page 61

Note 13. Property, Plant and Equipment, page 101

1. We note your response to comment 3 of our letter dated April 16, 2009. You state depreciable lives of your property, plant and equipment are generally based on rates approved by the applicable regulators. Please tell us specifically what depreciable lives have not been approved by your regulators and the cost of those assets. With a view towards enhanced disclosure, please disclose the plants' depreciation lives that are established, mandated and or approved by regulators and reviewed in the normal course of ratemaking proceedings. Please identify the responsible regulatory authority as well.

Exhibits

2. We note your response to comment 4 of our letter dated April 16, 2009. Your response does not address the other exhibits encompassed by Item 601(b)(10) which remain incomplete. For instance, Exhibit 10.1, the Tax Matters Agreement by and among Duke Energy Corporation, Spectra Energy Corp, and The Other Spectra Energy Parties, dated as of December 13, 2006 (filed as Exhibit 10.1 to the Form 8-K filed by Spectra Energy Corp on December 15, 2006), omits the Schedules and Appendix to the Tax Matters Agreement. We note that the last page of the Tax Matters Agreement includes the following notation: "Schedules and exhibits omitted pursuant to Item 601 of Reg. S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request." Please be advised that the referenced provision applies only to Item 601(b)(2) exhibits that are not material to an investment decision. It does not apply to schedules and appendices to material contracts filed pursuant to Item 601(b)(10) of Regulation S-K. The above example is not exclusive. Please review your exhibits filed pursuant to Item 601(b)(10) to ensure that complete documents are filed.

*   *   *

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Donna DiSilvio, Reviewing Staff Accounting, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
        Vinson & Elkins L.L.P.
        Facsimile No. (713) 615-5861